FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2023

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

EXTRAORDINARY SHAREHOLDERS MEETING

HELD ON FEBRUARY 14TH, 2023

FINAL VOTING STATEMENT – DETAILED VERSION

Companhia Brasileira de Distribuição (“Company”) discloses to its shareholders and the market in general, according to article 48, §6th, comma II, of CVM Resolution No. 81/22 the final voting statement – detailed version (Annex I) of the Extraordinary Shareholders Meeting held on February 14th, 2023.

São Paulo, February 23rd, 2023.

Guillaume Marie Didier Gras

Vice President of Finance and Investor Relations Officer of GPA

Annex I

Final Voting Statement – Detailed Version

Extraordinary Shareholders’ Meeting (ESM) – 02/14/2023 at 3:00 pm

CPF/CNPJ	Shares	1[1]	2[2]	3[3]	4[4]	5[5]	6[6]	7[7]	8[8]	9[9]	10[10]
05710	99,619,228	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
18867	980,695	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
12972	581,600	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
21445	62,109	Approve	Approve	Abstain	Abstain	Abstain	Approve	Approve	Approve	Approve	Approve
22318	1,267,954	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
76136	83,824	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Reject
27266	6,665	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
25884	11,112	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
26265	1,961	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
19222	157,192	Approve	Approve	Abstain	Abstain	Approve	Abstain	Approve	Approve	Approve	Approve
21346	9,871	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
13778	6,877	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
03810	15,425	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
23730	6,270	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
05068	29,167	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
25426	1,413	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
26018	469	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
23437	5,028	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve

12532	1,639	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
23670	2,309	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
74531	1,934	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
32065	2,513	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
83110	200	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
11255	208	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
06080	720	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
38971	418	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
27454	2,430	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
06317	23,375	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
02478	3,528	Approve	Reject	Approve	Reject	Approve	Reject	Reject	Approve	Approve	Approve
45494	747,262	Approve	Approve	Abstain	Abstain	Abstain	Abstain	Abstain	Abstain	Abstain	Approve
15831	3,664,102	Approve	Approve	Abstain	Abstain	Abstain	Abstain	Abstain	Abstain	Abstain	Approve
16565	286,830	Approve	Approve	Abstain	Abstain	Abstain	Abstain	Abstain	Abstain	Abstain	Approve
40386	992	Approve	Approve	Abstain	Abstain	Abstain	Abstain	Abstain	Abstain	Abstain	Approve
15350	274,780	Approve	Approve	Abstain	Abstain	Abstain	Abstain	Abstain	Abstain	Abstain	Approve
41632	286,663	Approve	Approve	Abstain	Abstain	Abstain	Abstain	Abstain	Abstain	Abstain	Approve
45695	11,372	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
44642	92,700	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
07496	95,015	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
97538	7,766	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
35036	11,000	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
36352	2,500	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
31690	371,900	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve

39973	2,000	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
39992	10,300	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
10205	433	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
26066	51,100	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
08945	132,554	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
15154	813,350	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
45919	12,240	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
27624	7,489	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
33541	105,000	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
97539	371,800	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
05479	326,100	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
05987	824,200	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
11729	21,267	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
08268	1,555	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
05838	32,936	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
07506	878,817	Approve	Reject	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
09299	7,791,861	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
17883	65,500	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
09567	4,600	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
38756	57,000	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
05838	820,558	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
17911	200	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
07496	1,142,471	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
43068	261,663	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
27866	467,780	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve

27866	357,630	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
27866	29,429	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
17181	5,300	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
24779	62,661	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
11233	17,081,170	Abstain	Abstain	Abstain	Abstain	Abstain	Abstain	Abstain	Abstain	Abstain	Abstain
15043	270,941	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
16878	53,900	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
05987	343,800	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
07140	7,307	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
07140	2,013	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
44543	169,665	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
14541	90,800	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
11283	3,108,603	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
05839	27,124	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
07140	31,662	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
31064	9,400	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
13732	51,580	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
16947	1,668,252	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
16947	279,223	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
97539	3,421	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
09620	49,704	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
24935	44,161	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
11841	238,962	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
09233	74,325	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve

07622	352,099	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
08731	8,517	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
08731	15,747	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
30918	20,200	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
37539	163,710	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
37895	229,445	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
10346	658,172	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
11098	259,419	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
44832	383,800	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
32318	246,610	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
05479	3,932	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
14988	22,500	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
21242	21,600	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
14204	40,675	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
24367	216,800	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
30769	9,336	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
24830	483,200	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
19874	158,800	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
42904	7,700	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
09627	9,792	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
05479	20,286	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
05840	17,556	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
29571	27,200	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
09145	431,371	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
05839	2,000	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve

05839	215,733	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
13208	11,372	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
38661	4,180,000	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
05839	4,500	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
42389	37,400	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
24569	2,131	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
09349	112,325	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
13362	28,517	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
09349	60,000	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
10327	57,500	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
19910	4,900	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
97540	142,442	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
05839	366,100	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
09022	343,850	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
08646	149,300	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
23394	56,500	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
20622	30,100	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
07191	138,900	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
10916	249,330	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
97540	18,423	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
33814	58,000	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
09593	7,366	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
07208	47,112	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
09289	19,000	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve

28919	107	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
07846	6,200	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
07418	153,724	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
97540	7,217	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
07516	96,000	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
12068	5,419,000	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
26538	1,006,199	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
44364	15,000	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
11410	185,300	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
07247	16,280	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
29322	1,817,883	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
31240	22,800	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
35693	957,400	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
32329	66,317	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
47705	600	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
41199	200	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
26311	2,100	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
37113	13,500	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
97540	1,637,185	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
09559	63,121	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
19176	445,030	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
08621	41,000	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
06046	1,308	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
15485	171,700	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
34601	78,400	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve

35036	560,300	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
29668	2,586,300	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
09098	11,889	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
23258	1,889	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
44104	400	Approve	Approve	Reject	Approve	Abstain	Reject	Approve	Reject	Approve	Approve
09143	777,000	Approve	Approve	Abstain	Abstain	Abstain	Approve	Approve	Reject	Approve	Abstain
28408	428,000	Approve	Approve	Abstain	Abstain	Abstain	Approve	Approve	Reject	Approve	Abstain
35717	127,000	Approve	Approve	Abstain	Abstain	Abstain	Approve	Approve	Reject	Approve	Abstain
21407	151,182	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
11184	885	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
12984	2,475	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
34803	68,973	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
07096	3,016	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
07686	809	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
18138	9,429	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
10263	27,372	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
30419	202,528	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
35492	1,019,489	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
35492	365,078	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
02887	63,831	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
06069	8,100	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
19388	24,703	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
03370	40,797	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
14416	300	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve

04751	12,849	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
22292	1,200,000	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
40969	129,184	Approve	Approve	Approve	Approve	Approve	Abstain	Approve	Approve	Approve	Abstain
41609	7,234	Approve	Approve	Approve	Approve	Approve	Abstain	Approve	Approve	Approve	Abstain
40969	179,948	Approve	Approve	Approve	Approve	Approve	Abstain	Approve	Approve	Approve	Abstain
12029	35,563	Approve	Approve	Approve	Approve	Approve	Abstain	Approve	Approve	Approve	Abstain
10141	691,060	Approve	Approve	Approve	Approve	Approve	Abstain	Approve	Approve	Approve	Abstain
40265	129,464	Approve	Approve	Approve	Approve	Approve	Abstain	Approve	Approve	Approve	Abstain
34218	2,647	Approve	Approve	Approve	Approve	Approve	Abstain	Approve	Approve	Approve	Abstain
36215	61,900	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
35921	82,200	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
35377	7,400	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
34441	200	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
47155	14,508	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
37569	11,653	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
11977	144,300	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
11403	164,100	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
42776	200	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
43704	200	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
36499	9,009	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
01643	8,500	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
26589	9,100	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
05501	14,987,083	Approve
05501	91,436	Reject
05501	15,821,175	Abstain

05501	15,040,835	Approve
05501	26,788	Reject
05501	15,832,071	Abstain
05501	15,002,851		Approve
05501	76,740		Reject
05501	15,820,103		Abstain
05501	14,994,737			Approve
05501	78,055			Reject
05501	15,826,902			Abstain
05501	14,961,352				Approve
05501	113,627				Reject
05501	15,824,715				Abstain
05501	14,984,989					Approve
05501	76,014					Reject
05501	15,838,691					Abstain
05501	15,001,901						Approve
05501	61,852						Reject
05501	15,835,941						Abstain
05501	15,043,392							Approve
05501	19,965							Reject
05501	15,836,337							Abstain
05501	15,034,972								Approve
05501	11,884								Reject
05501	15,852,838								Abstain

05501	15,041,355	Approve
05501	31,825	Reject
05501	15,826,514	Abstain

1To approve the Company’s capital increase in the amount of Two Billion, Six Hundred and Five Million, Three Hundred and Ninety-Seven Thousand, Seven Hundred and Seventy-Six Brazilian Reais and Forty-Three cents (R$2,605,397,776.43), by means of the capitalization of reserves, without the issuance of new stocks, pursuant to article 169, of Law No. 6,404, of December 15, 1976 (“Brazilian Corporate Law”).

2To approve the Company’s capital decrease, pursuant to article 173 of the Brazilian Corporate Law, by Seven Billion, One Hundred and Thirty-Three Million, Four Hundred and Four Thousand, Three Hundred and Seventy-Two Brazilian Reais and Seventy-One cents (R$7,133,404,372.71), keeping the number of shares unchanged, through the delivery of common stocks issued by Almacenes Éxito S. A. (“Éxito”), owned by the Company to its stockholders, in proportion to the number of respective equity interests held in the Company’s capital stock, and the consequent amendment of article 4 of the Company’s By-laws.

3To approve the amendment to article 8 of the By-laws so as to provide that the Company’s General Meetings will be convened and presided over by any member of the Board of Directors or the Company’s Management Board, or, further, by employees of the Company who hold positions as officers, even if not set out in By-laws, who will choose, among those members present, someone to serve as secretary.

4To approve the amendment to article 8, item “x”, of the By-laws to replace members of the Board of Directors and the Management Board by management and include the power to set the remuneration of the Supervisory Board, if convened.

5To approve the amendment to article 13, third paragraph, of the By-laws to provide that the replacement of the positions of Co-Vice-Chairman of the Company’s Board of Directors will be decided by the Board of Directors.

6To approve the amendment to article 28, second paragraph, of the By-laws so as to provide that the representation of the Company in acts implying the acquisition, encumbrance, or disposal of assets, including real estate, may be performed by any two officers or by an officer and one attorney-in-fact, not restricted to the Chief Executive Officer.

7To approve the amendment to article 32, fourth paragraph, of the By-laws in order to clarify that the Board of Directors, ad referendum of the General Meeting, may approve payments of interest on equity.

8To approve the amendment to article 33 of the By-laws in order to exclude the term for payment of dividends and/or interest on equity, and such term will be resolved by the competent corporate body when such distribution is approved.

9To approve the consolidation of the Company’s By-laws to reflect the amendments proposed above.

10Reallocation of the amount of two hundred and thirty-four million, eight hundred and fifty-nine thousand, two hundred and thirty-nine Brazilian reais and fifty-four cents (R$ 234,859,239.54), arising from tax incentives granted to the Company in the years 2017 to 2021, initially allocated to the Expansion Reserve provided for in the Company’s Bylaws, to the Tax Incentives Reserve, provided for in article 195-A of Brazilian Corporate Law.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: February 23, 2023	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Guillaume Marie Didier Gras
	Name:	Guillaume Marie Didier Gras
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.